EXHIBIT 99.1


William H. Janeway
Indus International, Inc. (IINT)
July 31, 2003

Note (1): Pursuant to a Purchase Agreement, dated as of February 12, 2003, by and among Indus International, Inc. (the "Company"), Warburg, Pincus Investors, L.P. ("WPI") and the other purchasers named therein (the "Financing Purchase Agreement"), WPI purchased 72,666 shares of the Company's common stock, $0.001 par value (the "Common Stock"), at a price of $1.50 per share and a Convertible Promissory Note of the Company, dated March 5, 2003, in the aggregate principal amount of $4,891,001.00 at face value (the "Note", and together with the 72,666 shares of Common Stock, the "Securities"), with the purchase price paid in cash on February 13, 2003 into an escrow account. On March 5, 2003, the Company satisfied all of its closing conditions required to be performed by it under the Financing Purchase Agreement and the purchase price was released to the Company from the escrow account (the "Closing"). On July 29, 2003, the Company's stockholders voted in favor of the proposed issuance of Common Stock issuable upon conversion of the Note. Consequently, the Note with a then outstanding balance of $4,948,889.01 ($4,891,001.00 in principal and $57,888.01 in accrued but unpaid interest) was automatically converted into 3,299,259 shares of Common Stock (3,260,667 shares in respect of the outstanding principal amount and 38,592 shares in respect of accrued but unpaid interest) based on a conversion price of $1.50 (the "Conversion Price"). The total amount of funds required to purchase the Securities at the Closing by WPI pursuant to the Financing Purchase Agreement was $5,000,000 and was furnished from the working capital of WPI.

          Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPI. Warburg Pincus & Co., a New York general partnership ("WP") is the sole general partner of WPI. The members of WP LLC are substantially the same as the partners of WP. All of the Securities are owned directly by WPI and are included because of Mr. Janeway's affiliation with WPI. Mr. Janeway, who is a director of the Company, is a Vice Chairman of WP LLC and a General Partner of WP. As such, Mr. Janeway may be deemed to have an indirect pecuniary interest within the meaning of Section 16a-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in an indeterminate portion of the Securities beneficially owned by WPI. Mr. Janeway disclaims "beneficial ownership" of the Securities within the meaning of Rule 13d-3 under the Exchange Act.

Note (2): Pursuant to the Agreement and Plan of Merger and Reorganization between the Company, Indus Group and TSW dated as of June 5, 1997, and as amended on July 21, 1997, WPI's warrants to purchase an aggregate of 1,354,000 shares of TSW Common Stock were exchanged for warrants to purchase an aggregate of 3,702,877 shares of the Company's Common Stock. Due to the antidilution protection provisions in these warrants, after giving effect to the transactions consummated pursuant to by the Financing Purchase Agreement, WPI held warrants to purchase an aggregate of 357,469 shares of the Company's Common Stock at an exercise price of $2.38.

Note (3): The options vest as follows: 25% of the shares subject to such options become exercisable on each anniversary of the date of grant.